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Q & A:

1.   What is a Dutch auction self-tender offer?

     A Dutch auction tender offer is where a company offers to repurchase its shares at a price set through an auction process. The company offers to repurchase a specific number of shares within a give price range. Stockholders are invited to tender in shares over a period of time by indicating the lowest price within the range they will accept. The company then aggregates all offers and buys the tendered shares up to the specified amount at the lowest price possible. All stockholders who tendered shares at the accepted price or lower will have their tender offer accepted. If the company receives more offers than the number of shares that it offered to purchase, i.e., the tender is over-subscribed, all tendering stockholders will generally receive a pro-rata allocation based on the total number of shares that they tendered.

2.   How will this affect Earnings Per Share (EPS)?

     We believe that EPS will increase because there will be fewer shares outstanding.

3.   Why did Gartner decide to repurchase its shares now?

     One of the reasons is that the tender offer allows us to return cash to stockholders that elect to participate at a premium over recent trading prices. We also believe that it is an efficient use of our cash.

4.   Will the repurchase affect the company's operations in any way?

     No. We believe that we will have sufficient liquidity and financial flexibility to continue business operations after the completion of the tender.

5.   How will it affect associates who own shares?

     For associates who own shares, they have the same rights as all other stockholders. Associates who own shares can tender in their shares at any price within the $12.50-$13.50 range. If they tender in at or below the accepted price, they will be able to sell their shares. If there is an over-subscription, they will be subject to the same pro-ration as all other stockholders.

6.   How does it affect associates who have stock options?

     Vested options cannot be tendered into the offer. If an associate holds vested options, the associate must first exercise their option (i.e. buy the shares) by paying the exercise price so that they will actually own their shares. Once the associate owns the shares, they may tender in their shares as detailed in question 5.

7.   How does this affect Silver Lake Partners and other large stockholders?

     Silver Lake Partners has agreed to sell approximately 9.2 million shares. This is their pro-rata share of the total transaction, 26 million shares. If the tender is oversubscribed, their ownership percentage will remain constant. If the tender is under-subscribed, they will sell additional shares to Gartner, up to an aggregate total of approximately 12 million shares. In that case, their percentage ownership level will decrease.

     ValueAct has stated that they will not participate in this transaction. Therefore, their ownership percentage will increase as a result of the transaction.
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8.   Does Gartner recommend that associates who own shares should participate in the Dutch auction?

     Neither management, nor our board of directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you choose to tender your shares. You must make you own decision and in doing so should read carefully the information that we filed today with the Securities and Exchange Commission.

9.   Who can offer advice?

     You should seek independent financial and tax advice on this matter.

10.  Where should I go for more information?

     You can obtain a copy of the offer to purchase and other documents that we filed with the Securities and Exchange Commission at www.sec.gov or by contacting the information agent for the tender offer, Georgeson Shareholder Communications, by calling (888) 279-4024.

Disclaimer

This Q&A is for your information only and is not an offer to buy or the solicitation of an offer to sell any shares of Gartner's common stock. The solicitation of offers to buy shares of Gartner common stock is only being made pursuant to the offer to purchase and related materials that Gartner will send to its stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. The offer to purchase and related materials may be obtained for free at the SEC's website at www.sec.gov or from our information agent, Georgeson Shareholder Communications, by calling (888) 279-4024. We urge stockholders to carefully read all of those materials prior to making any decisions with respect to the tender offer.